October 23, 2006

John J. Dupont
President, Chief Executive Officer and Director
Utilicraft Aerospace Industries, Inc.
554 Briscoe Boulevard
Lawrenceville, GA 30045

> **Re:** **Utilicraft Aerospace Industries, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed October 5, 2006**
> **File No. 333-128758**

Dear Mr. Dupont:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1.   Please file on EDGAR your response letter dated October 5, 2006.

Management's Discussion and Analysis or Plan of Operation, page 45

Liquidity and Future Capital Requirements, page 46

2.   We reissue prior comment 3, as it is still unclear how you can "protect [your] rights with respect to the return" of the approximate 4.1 million shares PacifiCorp has transferred to third parties. We note your disclosure that you retain control over the shares issued to PacifiCorp upon the exercise of PacifiCorp Warrants. However, it appears that such shares currently only account for approximately half of the amount of shares PacifiCorp has transferred. We also note your disclosure on page F-15 that you have not retained a security interest in the PacifiCorp Shares and that you have "no right to demand the return of the shares from third parties in the event PacifiCorp defaults on its minimum funding obligations." Please advise.

Financial Statements, page F-1

Statements of Operations, page F-5

3.   Please refer to prior comment 5 and respond to the following regarding your presentation and calculation of basic net loss per share:

·   Please remove your presentation of net loss per share for the period from inception through June 30, 2006.
·   Consistent with paragraph 40 of SFAS 128, revise to present a reconciliation of the numerators and the denominators of the basic per-share computations for loss from operations.
·   We note that you include the PacifiCorp shares in your calculation of basic net loss per share. Paragraphs 10 and 91 – 92 of SFAS 128 would require you to treat any outstanding common shares that are contingently returnable (that is, subject to recall) in the same manner as contingently issuable shares and only considered as outstanding for purposes of computing basic net loss per share as of the date all necessary conditions have been satisfied or when the shares are no longer returnable. As such, please revise so that you exclude the shares that continue to be contingently returnable.
·   Based on the above guidance, it would appear that the weighted-average of the 4,082,600 common shares issued to PacifiCorp and later transferred to third parties and, therefore, no longer returnable, as discussed on page F-15, would be included in your calculation of basic net loss per share. Please revise or tell us your reasons for including a different number of shares.
·   Similar to your prior responses, and consistent with the disclosure requirements of paragraph 4 of SFAS 129, please disclose that the shares

of common stock issued to PacifiCorp are considered legally issued and outstanding and entitled to full voting rights and dividends, provided that in the event of PacifiCorp's failure to meet its funding obligations and the subsequent return of any portion of the shares, PacifiCorp will have an obligation to repay any dividends on returned shares.

Note 1. Summary of Significant Accounting Policies, page F-9

Patents and Restatement, page F-11

4.   Please refer to prior comment 7. We note your revised disclosure on pages F-11 through F-12. The current disclosure is not complete and may be confusing to an investor. For example, we note the statements in the third sentence of the second paragraph and the second sentence of the third paragraph. As such, please revise to include a clear description of the reorganization, the different agreements into which you entered and with whom, the consideration transferred by each party, and any obligations they undertook within the notes to your financial statements. Additionally, include a clear statement that the financial statements have been restated to correctly account for the transactions, describe how you previously accounted for the transactions and describe the revised accounting.

Note 5. Commitments and Contingencies, page F-14

5.   We note the disclosures included in the third paragraph on page 5. Please tell us why you did not include a discussion of the contingent liabilities consistent with SFAS 5 in the notes to your financial statements.

6.   Please explain how you determined on page F-15 that PacifiCorp "earned" 1,546,710 shares. Do you mean that you no longer have the right to demand the return of those shares? If so, as we note that they have met the minimum funding obligation for only 2,040,200 shares but that you have authorized them to transfer 4,082,600 shares to third parties from whom you no longer have the right to demand return of the shares, please explain why all of the 4,082,600 shares are not considered earned. Please revise to clarify.

Signature Page

7.   Please identify the individual who is signing the registration statement in his or her capacity as your chief financial officer. Any person who occupies more than one of the positions specified in Form SB-2's Instructions for Signatures should indicate each capacity in which he or she signs the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: via facsimile
        Phillip W. Offill, Jr., Esq.
        Godwin Gruber, L.L.P.